

August 9, 2013

Via E-mail
James L. Welch
Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

> **Re: YRC Worldwide Inc.**
> **Registration Statement on Form S-3**
> **Filed July 22, 2013**
> **File No. 333-190079**

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you contemplate offering purchase units consisting of "other securities or obligations issued by . . . third parties, including U.S. treasury securities . . . ." Please remove the offering of purchase units for securities other than those issued by you, or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering. As appropriate, please revise the legality opinions.

Our Company, page 1

2. Please revise the overview of the summary to disclose your net losses for the last three fiscal years and most recent interim period. Also, please disclose and quantify the debt maturities in 2014 and early 2015, and discuss the risk of default. We refer you to disclosure on pages 37 and 38 of your Form 10-Q for the period ended June 30, 2013.

Exhibit 5.1

3. To the extent you offer units consisting of securities or obligations issued by third parties, please explain to us what these securities consist of and have counsel revise its opinion to address the legality of each component of the unit. For guidance, refer to section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibit 5.2

4. The second sentence of the paragraph captioned "Scope of Opinion" represents an inappropriate limitation on the scope of counsel's opinion. Please have counsel revise accordingly.

Exhibit 5.4

5. Please confirm that you will file a signed and dated opinion of counsel prior to effectiveness.

Exhibit 5.5

6. Refer to the second full paragraph on page 4. It is inappropriate to assume that certifications, authorizations, and other documents have not been amended or rescinded. Where appropriate, counsel may limit such assumptions to persons other than its client. Please have counsel revise accordingly.

7. Please have counsel remove the inappropriate qualification in the second sentence of opinion paragraph A on page 5 or tell us why this qualification is appropriate.

8. Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the last paragraph on page 8 accordingly.

Exhibit 5.7

9. Refer to the qualification in paragraph 3 on page 2. Please have counsel remove the second sentence of this paragraph. Additionally, please have counsel opine that the guarantor has taken the required steps to authorize entering into the Indenture. For guidance, refer to section II.B.1.e and footnote 20 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP